September 9, 2025

Kalliopi Ornithopoulou
Chief Executive Officer, President, and Chairwoman of the Board
Rubico Inc.
20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece

       Re: Rubico Inc.
           Draft Registration Statement on Form F-1
           Submitted August 22, 2025
           CIK No. 0001943421
Dear Kalliopi Ornithopoulou:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
General

1. We note you disclose that the lower that the stock price of your common shares is on the First Reset Date and Second Reset Date, the more shares that will be issuable pursuant to the Warrants. Please expand your disclosure to also discuss, if true, that the number of shares issuable on the exercise of the Warrants under the zero cash exercise option increases as the stock price falls further below the applicable exercise price of the Warrants.
2.     We note that certain disclosures appear to not have been updated following the
       consummation of the Spin-Off. In this regard, we note you disclose on page 11 that the "offering is conditioned on the consummation of the Spin-Off and commencement
       of trading on [y]our common shares on Nasdaq.    However, you also
disclose on page
 September 9, 2025
Page 2

       3 that the Spin-Off distribution was consummated and your common shares began trading on Nasdaq on August 4, 2025. Please revise your prospectus to ensure your disclosures are current.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-
3763 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Will Vogel, Esq., of Watson Farley & Williams LLP